1(650) 320-1804

jeffhartlin@paulhastings.com

79891.00002

July 1, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Johnny Gharib, Esq.
Bryan J. Pitko, Esq.
Jeffrey P. Riedler, Esq.
Keira Nakada
Mary Mast

Re:	Viking Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted May 22, 2014
CIK No. 0001607678

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated June 18, 2014, relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission via EDGAR on May 22, 2014 (the “DRS”). On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the DRS received from the Staff on June 18, 2014. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes three copies of this letter and three copies of the Registration Statement marked to show the changes from the DRS that was submitted confidentially on May 22, 2014.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Paul Hastings LLP  |  1117 S. California Avenue  |  Palo Alto, California 94304

t: +1.650.320.1800  |  www.paulhastings.com

U.S. Securities and Exchange Commission

July 1, 2014

General

1.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

The Company has filed with the Registration Statement all of the exhibits other than Exhibits 1.1 and 5.1. The Company advises the Staff that Exhibits 1.1 and 5.1 are still being finalized and will be filed with a subsequent amendment to the Registration Statement. The Company acknowledges the Staff’s note that the Staff may have comments on any materials filed as an exhibit to the Registration Statement, and will endeavor to file the remaining exhibits with a subsequent amendment to the Registration Statement as promptly as possible following finalization of the documents.

The Company advises the Staff that pursuant to a letter submitted to the Commission under separate cover on the date hereof, the Company is requesting confidential treatment of certain provisions contained in Exhibits 10.12, 10.13 and 10.21 filed with the Registration Statement.

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company hereby confirms that the graphics included in the Registration Statement are the only graphics the Company will use in its prospectus.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover written communications that were presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that potential investors have not been permitted to retain copies of such written communications and that the written communications were not sent electronically to potential investors. In the event the Company uses additional materials in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such materials as promptly as possible.

The Company also advises the Staff that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. The Company will supplementally provide to the Staff research reports, if any, that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act or Section 105(a) of the JOBS Act if the Company becomes aware that any reports are published or distributed.

U.S. Securities and Exchange Commission

July 1, 2014

Prospectus Summary, page 1

4.	Where the following terms first appear in the Prospectus Summary, please give the meaning and significance of such terms in plain language that may be understood by a lay reader not acquainted with the relevant industry or scientific field:

•	selective androgen receptor modulator;

•	metformin;

•	renally-impaired;

•	clinically significant, and

•	statistically significant.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 72 and 74 of the Registration Statement to include disclosure regarding the meaning and significance of the terms “selective androgen receptor modulator”, “metformin”, “renally-impaired”, “clinically significant” and “statistically significant”, in each case in the first instance where the term is used in the Registration Statement.

The Company

VK0612 for Type 2 Diabetes, page 1

5.	We note your disclosure in the third bullet point in this section, which states that VK0612 has been well-tolerated at and above doses that you plan to administer in your Phase 2b clinical trial. Please expand your disclosure to disclose the doses that you plan to administer in your Phase 2b clinical trial.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 71 and 83 of the Registration Statement to include the doses that the Company plans to administer in its Phase 2b clinical trial for VK0612.

6.	Please describe the purpose of your end-of-Phase 2 meeting with the FDA and how such meeting impacts your planned regulatory development of VK0612.

In response to the Staff’s comment, the Company has described the purpose of the end-of-Phase 2 meeting with the FDA and how such meeting impacts the Company’s planned regulatory development of VK0612 on page 72 of the Registration Statement, the first instance where the end-of-Phase 2 meeting is mentioned in the Registration Statement.

U.S. Securities and Exchange Commission

July 1, 2014

Risks Related to Our Business, page 4

7.	Please revise your risk factor discussion in this section to note that you have received an opinion from your independent registered public accounting firm that expresses substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement to include a reference to the going concern risk.

Agreements with Ligand, page 5

8.	We note your disclosure at page 90 that pursuant to the Master License Agreement, you will issue common stock having an aggregate value of $29 million to Ligand at the closing of your initial public offering. Please revise your disclosure to include this information in each location in which you make reference to the upfront fee payable to Ligand in equity under the terms of the Master License Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 73 and 136 of the Registration Statement to include disclosure to the effect that the upfront fee payable to Ligand in equity has a value of $29.0 million and will be issued at the closing of the Company’s initial public offering.

Risk Factors

9.	We note your disclosure on page F-15 which states that as of December 31, 2013 you had federal and state net operating loss carryforwards of approximately $158,000 and $158,000, respectively. Please add an appropriately titled risk factor discussing your ability to use your net operating loss carryforwards. In doing so, please quantify the amount of your net operating loss carryforwards in the risk factor, disclose when they will begin to expire and describe any annual limitations on the use of the carryforwards.

In response to the Staff’s comment, the Company has added a risk factor on page 44 of the Registration Statement regarding the use, quantity, expiration and limitations of its net operating loss carryforwards.

Risks Related to Our Business

Our drug candidates may cause undesirable side effect…, page 15

10.	Please identify the party responsible for the drug development program of the small molecule inhibitor CD-917.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 81 and 82 of the Registration Statement to note that Sankyo Company, Ltd., now Daiichi Sankyo Company, Ltd., was responsible for funding and conducting the clinical development program for CS-917.

U.S. Securities and Exchange Commission

July 1, 2014

Our employment agreements with our executive officers may require us…, page 30

11.	Please identify the executive officers with employment agreements containing change in control and severance provisions in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Registration Statement to clarify that the employment agreements with each of the Company’s executive officers contain change in control and severance provisions.

Risks Related to Our Intellectual Property

If we fail to comply with our obligations in the agreements under which…, page 31

12.	Please expand your risk factor disclosure to summarize the various circumstances in which Ligand may be permitted to terminate the Master License Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement to include a summary of the circumstances in which Ligand may be permitted to terminate the Master License Agreement.

Changes in U.S. patent law could diminish the value of patents in general,…, page 35

13.	Please identify and describe the recently enacted patent reform legislation and legislation currently being implemented which you reference in your risk factor discussion. In this regard, please discuss any impact such legislation will have your patent rights.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Registration Statement to more fully discuss recently enacted patent reform legislation, legislation currently being implemented and the potential impact of such legislation on the Company’s patent rights.

We may not be able to protect our intellectual property rights throughout the…, page 36

14.	We note your statements that the legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals and that the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. Please disclose which countries you are referencing and whether you have any licensed patents or patent application pending in such countries.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 36 and 37 of the Registration Statement to disclose the countries the Company is referencing, as well as the Company’s licensed patents and patent applications pending in such countries.

U.S. Securities and Exchange Commission

July 1, 2014

Use of Proceeds, page 49

15.	We note your statement that you cannot predict the stage of development you expect to achieve in clinical trials and preclinical trials for your product candidates using proceeds from the offering. While we understand the inherent uncertainty with respect to the development of product candidates, where you have identified specific purposes for which you intend to use the offering proceeds, investors are entitled to your best estimate as to how far such proceeds will allow you to proceed towards the achievement of the specified purposes. As such, please revise your disclosure to provide an estimate as to how far in the planned clinical trials of VK0612 and VK5211, and the development of your three preclinical drug candidates the offering proceeds will enable you to reach. You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding your estimate and the reasons that the actual results could vary.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Registration Statement to note the stage of development the Company expects to reach with each of its drug candidates using the estimated net proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Convertible Notes Payable and Related Debt Conversion Feature Liability, page 61

16.	Please expand your disclosure to provide the amount of interest payable on the convertible notes as of March 31, 2014.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement to disclose the amount of accrued interest payable on the convertible notes as of March 31, 2014.

Common Stock Fair Value, page 62

17.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company acknowledges the Staff’s comment and notes that the Company has disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” on page 63 of the Registration Statement all of its stock issuances since the Company’s inception on September 26, 2012. The Company will supplement this disclosure in the event it issues additional stock-based compensation prior to the date of effectiveness.

U.S. Securities and Exchange Commission

July 1, 2014

The Company’s board of directors had determined at the time that each share of the Company’s common stock issued on September 26, 2012, April 15, 2013, July 15, 2013 and February 20, 2014 had a deemed fair value of $0.01 per share. In connection with the preparation of the financial statements necessary for inclusion in the Registration Statement, in 2014 the Company reassessed the estimated fair value of its common stock at each of these dates using a retrospective valuation performed by a third party valuation specialist prepared in accordance with methodologies outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. For each of the September 26, 2012, April 15, 2013 and July 15, 2013 issuances, the Company concluded that its common stock issued on those dates had fair values less than or equal to the $0.01 per share of common stock estimated fair value on the date of issuance. For the February 20, 2014 issuance, the Company concluded that the reassessed fair value had a higher price per share of common stock than the original estimated fair market value of $0.01 per share. The vesting of the February 20, 2014 stock issuance is based solely on two performance criteria, rather than time. As of March 31, 2014, it was deemed not probable that either of the two performance criteria would be met; therefore, no stock-based compensation expense was recorded through March 31, 2014 for the February 20, 2014 award. When and if the performance criteria are deemed probable, the Company will record stock-based compensation expense using the higher reassessed fair value to record stock compensation over the remaining estimated period for which the performance criteria are expected to be achieved.

The Company first commenced preliminary discussions with investment bankers and its legal counsel about the possibility of preparing for an initial public offering in late March 2014, subsequent to the Company’s last stock issuance. Moreover, through May 20, 2014, three months after the date of the Company’s last stock issuance, the Company had virtually no assets, very limited operations, only two employees and nominal value. On May 21, 2014, the Company signed a Master License Agreement with Ligand Pharmaceuticals Incorporated to acquire the rights to develop two clinical stage assets and three pre-clinical stage assets. The Company believes the deemed fair market value for the Company’s common stock increased upon the execution of the Master License Agreement. However, the Company believes there is no correlation between the deemed fair value of the Company’s common stock at February 20, 2014, the last date for which stock was issued by the Company (or at any date prior to February 20, 2014), and the valuation of the Company upon and following the Company’s entry into the Ligand Master Licensing Agreement on May 21, 2014. Therefore, the Company does not expect that a determination of the estimated offering price will have any impact on the Company’s stock-based compensation analysis for previously granted awards.

Business

18.	Please disclose, where applicable in your business section, when investigational new drug applications (“INDs”) were filed for the commencement of clinical trials for VK0612 and VK5211, the name of the trial sponsor and the subject of the INDs. If an IND was not filed pertaining to any of your clinical trials, please explain why an IND was not required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 85 of the Registration Statement to include disclosure regarding the INDs filed for each of VK0612 and VK5211.

U.S. Securities and Exchange Commission

July 1, 2014

VK0612: A Fructose-1,6-bisphosphatase (FBPase) Inhibitor for Type 2 Diabetes, page 73

Diabetes and the Market, page 73

19.	We note your disclosure that it is estimated that over half of all patients treated for type 2 diabetes fail to achieve ADA-recommended target blood glucose levels. Please disclose the ADA-recommended target blood glucose levels.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement to include the ADA-recommended target blood glucose levels.

Current Type 2 Diabetes Therapies and Unmet Need, page 76

Phase 2a Proof-of-Concept Trial, page 79

20.	We note that the discussion of your clinical trial makes reference to p-values. Please explain what the term “p-value” refers to and what it indicates about the statistical significance of results obtained from the trial.

The Company respectfully advises the Staff that the term “p-value” refers to the probability of obtaining the observed result under a hypothesis that assumes no difference between treatment groups. Statisticians refer to this hypothesis as the null hypothesis. If a difference is observed, then the p-value is the probability that the observed difference could have occurred, assuming the null hypothesis is true. The term statistical significance generally refers to results where the p-value is less than or equal to 0.05. In such cases, the probability that the observed result could have occurred, assuming the null hypothesis to be true, is interpreted to be less than or equal to 5%. The Company has revised the tables on pages 80 and 81 of the Registration Statement in response to the Staff’s comment.

Phase 1b Clinical Trial in Patients with Poorly-Controlled Type 2 Diabetes, page 79

21.	Please revise your table on page 80 to explain what the abbreviations “SD” and “CI” refer to in the context of your clinical results for the Phase 1b clinical trial.

The Company has revised the tables on pages 80 and 81 of the Registration Statement to explain the abbreviations “SD” and “CI”.

U.S. Securities and Exchange Commission

July 1, 2014

VK5211: A Selective Androgen Receptor Modulator (SARM) for Muscle Wasting

Clinical Date for VK5211, page 85

22.	We note your disclosure that there were no reported clinically significant drug-related adverse events and no clinically significant changes in liver function tests, prostate-specific antigen, hematocrit or electrocardiogram readings. Please revise your disclosure to clarify whether any subjects in your trials experienced serious adverse events determined to be related to treatment.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement to clarify that there were no serious adverse events determined to be related to treatment.

23.	Please expand your disclosure for the first Phase 1 clinical trial to provide the primary and secondary endpoints, and compare them to the actual results observed.

The Company has revised the disclosure on page 87 of the Registration Statement to provide the primary and secondary endpoints of the first Phase 1 clinical trial, and to compare them to the actual results observed.

24.	We note your discussion of the results of the second Phase 1 clinical trial for VK5211. Please expand your disclosure to provide the primary and secondary endpoints of the clinical trial.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement to provide the primary and secondary endpoints of the second Phase 1 clinical trial.

25.	We note that in the second phase 1 clinical trial, VK5211 demonstrated statistically significant increases in lean body mass with a positive trend in strength and performance measurements. In addition to the accompanying table, please expand your narrative disclosure of the trial to quantify and describe the statistically significant increases in lean body mass.

The Company has revised the disclosure on page 87 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

July 1, 2014

Agreements with Ligand

Management Rights Letter, page 93

26.	Please revise your disclosure to identify the “certain contractual management rights” that you granted to Ligand under the Management Rights Letter as discussed on page 93.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement to identify the contractual management rights granted to Ligand under the Management Rights Letter.

Lock-Up Agreements, page 129

27.	Please confirm that the lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

The Company hereby confirms that the form of lock-up agreement will be filed as Exhibit A to the form of underwriting agreement that will be filed as Exhibit 1.1 via an amendment to the Registration Statement.

Notes to Financial Statements

7. Subsequent Events, page F-18

28.	Please expand your disclosure of the master license agreement to discuss the consideration to be paid, the rights and obligations of each party, and all significant terms of the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-17, F-18 and F-19 of the Registration Statement to include additional information about the Master License Agreement, including the consideration to be paid, the rights and obligations of each party and all other significant terms of the Master License Agreement.

*****

Please direct your questions or comments regarding the responses or the Registration Statement to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

U.S. Securities and Exchange Commission

July 1, 2014

Very truly yours,

/s/ Jeffrey T. Hartlin
Jeffrey T. Hartlin of PAUL HASTINGS LLP

cc (without enclosures):     Brian Lian, Ph.D., Viking Therapeutics, Inc.